STROOCK & STROOCK & LAVAN LLP
180 MAIDEN LANE
NEW YORK, NEW YORK  10038

January 28, 2014

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Karen L. Rossotto

Re:	Dreyfus Investment Funds
(Registration Nos: 33-08214 and 811-04813)

Ladies and Gentlemen:

Earlier today, Dreyfus Investment Funds (the "Trust") transmitted for filing under the Securities Act of 1933, as amended (the "Securities Act"), and the Investment Company Act of 1940, as amended, Post-Effective Amendment No. 167 (the "Amendment") to the Trust's Registration Statement on Form N-1A (the "Registration Statement"), SEC Accession No. 0001057861-14-000001.  The Amendment relates to Post-Effective Amendment No. 165 ("Amendment No. 165") to the Registration Statement, filed with the Securities and Exchange Commission (the "Commission") on November 25, 2013 for the purpose of implementing certain changes to the investment policies and restrictions of Dreyfus/The Boston Company Emerging Markets Core Equity Fund, to be re-named Dreyfus Diversified Emerging Markets Fund (the "fund").

As respects the fund, the Amendment was filed in order to respond to comments of the staff (the "Staff") of the Commission on Amendment No. 165 that were provided to the undersigned by Karen L. Rossotto of the Staff via telephone on January 10, 2014 and to complete previously incomplete portions of the filing, to update financial information, to make certain other revisions and to file exhibits, including the amended Investment Advisory Agreement, sub-investment advisory agreements and the consent of the Trust's independent registered public accounting firm.  The prospectus and statement of additional information ("SAI") included in the Amendment were marked to indicate changes from those versions filed as part of Amendment No. 165.

Our responses to the Staff's comments are below.  For the convenience of the Staff, and for completeness purposes, the Staff's comments have been restated in their entirety, and the response is set out immediately following each comment.  Capitalized terms used but not defined herein have the meanings assigned to them in the Amendment.  We have considered comments made by the Staff with respect to one section of the Registration Statement as applicable to similar disclosure elsewhere in the Registration Statement.

EDGAR Filing Information

1.	Staff Comment: Please update the name of the fund to "Dreyfus Diversified Emerging Markets Fund" in the EDGAR system.

Response:  The requested change has been made.

Prospectus

Fund Summary

2.
Staff Comment:  In Fees and Expenses, regarding footnote **, please confirm that the fund's investment advisory fee of 1.10% reflected in the fee table will not change and explain why the second sentence of the footnote is necessary.

Response:  The fund's contractual investment advisory fee is 1.10% of the value of the fund's average daily net assets, other than assets allocated to underlying funds (for which no fee is charged).  The management fee reflected in the table in the Amendment is 0.73%, which is the fund's estimated effective management fee, calculated by multiplying 1.10% times 66.67%, the anticipated percentage of fund assets to be allocated to direct investments during the current fiscal year.

We are not aware of any requirement that the maximum management fee be disclosed in the fee table and believe our disclosure is consistent with that of other funds that engage in both direct investing and investing in underlying funds (charging no or a lower fee on investments in underlying funds) or funds that otherwise charge different fees on different assets.  The second sentence of footnote **, while not necessary, is useful for shareholders because it sets forth the method by which the effective management fee disclosed in the fee table is calculated.  For clarification purposes, footnote ** has been revised as follows:

The fund has agreed to pay an investment advisory fee at the annual rate of 1.10% of the value of the fund's average daily net assets, other than assets allocated to investments in other investment companies (underlying funds).  Therefore, the fund's management fee will fluctuate based on the fund's allocation between underlying funds and direct investments.  The management fee reflected above is the fund's estimated effective management fee of 1.10% times 66.67%, the anticipated percentage of fund assets to be allocated to direct investments during the current fiscal year.

3.
Staff Comment:  In Fees and Expenses, regarding footnote ++, discussing the fee waiver, if The Dreyfus Corporation may recoup any fees waived, please disclose this in the footnote, along with the terms of any recoupment.  Also, please clarify if the waiver/reimbursement may be terminated before February 1, 2015.

Response:  Amounts waived or reimbursed by The Dreyfus Corporation ("Dreyfus") under this agreement (the "Expense Limitation Agreement") are not subject to recoupment by Dreyfus.  The Expense Limitation Agreement may only be terminated prior to February 1, 2015 upon termination of the Management Agreement between the Trust, on behalf of the fund, and Dreyfus.  Accordingly, we believe the disclosure does not need to be clarified.

4.
Staff Comment:  In Principal Investment Strategy, the first sentence states that "the fund normally invests at least 80% of its net assets, plus any borrowings for investment purposes, in equity securities (or other instruments with similar economic characteristics) . . . ." (the "80% Policy").  Please disclose each type of security the fund includes in its 80% Policy, and, if the securities included in the 80% Policy include derivatives, please disclose the types of derivatives.

Response:  We have repeated the following from the second paragraph in Fund Details—Goal and Approach as the last sentence of the second paragraph in Fund Summary—Principal Investment Strategy:  "The fund invests principally in common stocks."  As described in the second paragraph of Fund Details—Goal and Approach, equity securities may also include preferred stocks, convertible securities, depositary receipts, warrants and securities purchased in initial public offerings or shortly thereafter.  Additionally, as described in the seventh paragraph of Fund Details—Goal and Approach, the fund may use derivative and other strategic instruments, such as options, futures and options on futures (including those relating to stocks, indexes and foreign currencies), forward contracts, swap agreements (including total return swap agreements) and contracts for difference.  We have added the following sentence at the end of this paragraph:  "To the extent the instruments described in this paragraph have similar economic characteristics to equity securities as described in the fund's policy with respect to the investment of 80% of its net assets, these investments are considered investments included within such policy."

Since investing in equity securities other than common stocks and investing in derivative instruments will not be principal investment strategies of the fund, and since Form N-1A only permits discussion of "principal investment strategies" in the summary section of the prospectus, these securities and instruments are not discussed in Fund Summary—Principal Investment Strategy.

5.	Staff Comment Please confirm to us that, for purposes of compliance with its 80% Policy, the fund will value any derivatives at their market (and not notional) value.

Response:  To the extent that the fund invests in derivative instruments with economic characteristics similar to equity securities as described in the 80% Policy, the market value of such investments (not the notional value) would be included for purposes of determining compliance with the 80% Policy.

6.
Staff Comment:  Please disclose the market capitalization of the securities in which the fund invests.  If appropriate, please also disclose in Principal Risks any risks associated with investment in small and mid-cap stocks.

Response:  We have added the following sentence as the last sentence of the second paragraph in Fund Summary—Principal Investment Strategy and the penultimate sentence of the second paragraph in Fund Details—Goal and Approach: "The fund and the underlying funds may invest in equity securities of companies with any market capitalization."  In addition, we have moved the Market capitalization risk (small-, mid- and large-cap stock risk) disclosure, currently included as an additional risk in the second part of Fund Details—Investment Risks, to the first part of Fund Details—Investment Risks as a principal risk and included a summary version in Fund Summary—Principal Risks.

7.
Staff Comment:  As stated in the first paragraph of Fund Summary—Principal Investment Strategy, one basis the fund uses to determine whether a company is economically tied to an emerging market is that a company is "located" in an emerging market country.  Please explain how the assets of a company that is "located" in an emerging market country are exposed to the economic fortunes and risks of that country.  See Investment Company Names, Investment Company Act Release No. 24828, at n.26 (Jan. 17, 2001).  Additionally, another basis the fund uses to determine whether a company is economically tied to an emerging market is that a company is "organized" in an emerging market country.  Please explain how the assets of a company that is "organized" in an emerging market country are exposed to the economic fortunes and risks of that country.

Response:  We understand the above-referenced release (the "Names Release") as stating that the two-part test in Rule 35d-1(a)(3)(i) and (ii) for funds with names suggesting investment in certain geographic regions is an expansion of the three criteria specified in Rule 35d-1 as originally proposed, which included "organized under the laws of the country or of a country within the geographic region suggested by the company's name or that maintain their principal place of business in that country or region."1  The Names Release explains that the specific criteria would be "too restrictive" and that the disclosure approach being adopted would allow an investment company the flexibility to invest in "additional types of investments that are not addressed by the three proposed criteria" (emphasis added),2 implying that the three criteria are a subset of the "tied economically" standard as adopted in the final rule.3  We have added the following as the fourth sentence of the first paragraph of Fund Details—Goal and Approach:  "The fund considers a company to be located in an emerging market country when the company's principal place of business is in an emerging market country."

8.
Staff Comment:  The fifth sentence of the paragraph in Fund Summary—Principal Investment Strategy describing the TBCAM Strategy states that the portfolio managers "invest the fund's assets in those companies in which the analysts have . . . identified a strong near-term catalyst for earnings growth or share price appreciation."  Considering this disclosure, please include value stock risk if the fund uses value investing as a principal investment strategy.

Response:  Please note that the discussions of the investment process in Fund Summary—Principal Investment Strategy and, to a greater extent, in Fund Details—Goal and Approach also include what may be considered elements of a growth investing technique.  We have moved Growth and value stock risk, currently included as an additional risk in the second part of Fund Details—Investment Risks, to Fund Summary—Principal Risks and the first part of Fund Details—Investment Risks as a principal risk.

9.
Staff Comment:  Currently, no derivatives risk disclosure is included.  If the fund or the underlying funds use derivatives as part of their investment strategies, please include appropriate risk disclosure.

Response:  Neither the fund nor the underlying funds in which the fund invests use derivatives as part of their principal investment strategies.  Please see the response to comment 4.  Please also note that derivatives risk disclosure is included in the second part of Fund Details—Investment Risks as an additional risk factor.

Shareholder Guide

10.	Staff Comment: In Buying and Selling Shares, please ensure NYSE is defined at the first reference to the New York Stock Exchange.

Response:  We have confirmed that NYSE is defined in connection with the first reference to the New York Stock Exchange.

__________________________

1
See n. 24 of the Names Release, explaining that under the rule as proposed "an investment would have to have been in: (i) securities of issuers that are organized under the laws of the country or of a country within the geographic region suggested by the company's name or that maintain their principal place of business in that country or region; (ii) securities that are traded principally in the country or region suggested by the company's name; or (iii) securities of issuers that, during the issuer's most recent fiscal year, derived at least 50% of their revenues or profits from goods produced or sold, investments made, or services performed in the country or region suggested by the company's name or that have at least 50% of their assets in that country or region."

2	Names Release at II.A.2.

3	Rule 35d-1(a)(3)(i).

11.	Staff Comment: Please confirm to us that, for purposes of calculating net asset value, the fund will value any derivatives at their market (and not notional) value.

Response:  To the extent that the fund directly invests in derivative instruments, as described in the prospectus, the market value of such investments (not the notional value) would be included for purposes of calculating net asset value.

Statement of Additional Information

12.
Staff Comment:  Please ensure the chart for "Information About Each Board Member's Experience, Qualifications, Attributes or Skills" includes all of the information required by Item 17(a)(1) of Form N1-A.

Response:  The requested changes have been made.

13.
Staff Comment:  The chart for "Investments, Investment Techniques and Risks" indicates that the fund may invest up to 5% of its net assets in high yield and lower-rated securities.  Please confirm that investing in these securities is not a principal investment strategy of the fund or include appropriate disclosure in the summary section.

Response:  We have been advised by fund management that investments in high yield and lower-rated securities are not a part of the fund's principal investment strategy.

* * * * *

We hope the Staff finds that this letter and the revisions to the prospectus and SAI are responsive to the Staff's comments.  Should members of the Staff have any questions or comments regarding the Amendment, they should call the undersigned at 212.806.5698 or Janna Manes at 212.806.6141.

Very truly yours,

/s/ Kirk Anderson
Kirk Anderson

cc:           Janna Manes